FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For August 17, 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒          Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑          No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑          No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑          No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	A letter to the Buenos Aires Stock Exchange from Telefónica Argentina S.A. regarding payment of interest on Ps.85,000 of its Convertible Corporate Bonds due 2011.	3

2.	A letter to the Buenos Aires Stock Exchange from Telefónica Argentina S.A. regarding payment of interest on $146,644,000 of its 8.85% Corporate Bonds due 2011.	4

3.	A letter to the Buenos Aires Stock Exchange from Telefónica Argentina S.A. regarding redemption of its Corporate Bonds.	5

4.	A letter to the Buenos Aires Stock Exchange from Telefónica Argentina S.A. regarding the conversion terms as of August 1, 2004 of the Ps.85,000 of its Convertible Bonds due 2011.	6

5.	A letter to the Buenos Aires Stock Exchange from Telefónica Argentina S.A. regarding the conversion terms as of August 1, 2004 of the Ps.85,000 of its Convertible Bonds due 2011 correcting the resulting amount.	7

6.	A letter to the Buenos Aires Stock Exchange from Telefónica Argentina S.A. regarding the payment of interest on Ps.85,000 of its Convertible Bonds due 2011.	8

Buenos Aires, July 27th 2004

Messrs.

Buenos Aires Stock Exchange

Present

Re: Interest payment notification

Dear Sirs,

In representation of Telefónica de Argentina, domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the regulations currently in force, I hereby notify the payment of interests corresponding to the Convertible Corporate Bonds issued by the Corporation in the amount of $ 85,000 and maturing in 2011.

Convertible Corporate Bonds in the amount of $85,000 at 10.375%

maturing in 2011

a)	Payment location:

Payment Agent: The Bank of New York, 101 Barclay Street, New York, 10286

b)	Hours: Banking hours
c)	Starting Date: August 2nd, 2004
d)	Interest percentage to be paid: 5.1875% (Interest amount to be paid: $4,409.38)
e)	Payment period: Period started on February 1st, 2004 and ended on August 1st, 2004.

Sincerely,

Pablo Llauró

Attorney-in-Fact

Buenos Aires, July 27th 2004

Messrs.

Buenos Aires Stock Exchange

Present

Re: Interest payment notification

Dear Sirs,

In representation of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the regulations currently in force, I hereby notify the payment of interests corresponding to the Corporate Bonds issued by the Corporation, in the amount of $ 146,644,000 and maturing in 2011.

Corporate Bonds in the amount of US$ 144,644,000 at 8.85%

maturing in 2011

a)	Payment location:

Payment Agent: The Bank of New York, 101 Barclay Street, New York, 10286

b)	Hours: Banking hours
c)	Starting Date: August 2nd, 2004
d)	Interest percentage to be paid: 4.4250% (Interest amount to be paid: us$ 6,400,497)
e)	Payment period: Period started on February 1st, 2004 and ended on August 1st, 2004.

Sincerely,

Pablo Llauró

Attorney-in-Fact

Buenos Aires, July 28th, 2004

Messrs.

Buenos Aires Stock Exchange

Present

Re: Redemption of Corporate Bonds

Dear Sirs,

In representation of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, I hereby inform that, pursuant to Appendix A to the Trust Indenture celebrated on August 7th, 2003 between the Corporation, The Bank of New York, Banco Río de la Plata S.A. and The Bank of New York (Luxembourg) S.A., the Corporation has proceeded to redeem its corporate bonds as follows:

6/23/04 – TASA 2011 Corporate Bonds – 8.85%: US$ 2,000,000 – Unredeemed amount outstanding : US$ 146.144,000

6/28/04 – TASA 2011 Corporate Bonds – 8.85%: US$ 1,500,000 – Unredeemed amount outstanding : US$ 144.644,000

Sincerely,

Pablo Llauró

Attorney-in-Fact

Buenos Aires, July 30th, 2004

Messrs.

Buenos Aires Stock Exchange

Present

Re:	Telefónica de Argentina Corporate Bonds maturing in 2011,

Pesos 85,000 convertible into U.S. Dollars

as of 8/1/04 at 10.375%

Dear Sirs,

Pursuant to the terms and conditions of issue of the above captioned Corporate Bonds, the coupon will accrue interest at an annual 8.85%, to be paid semi-annually on every February 1st and August 1st until maturity.

Likewise, the Corporate Bonds will be converted into U.S. Dollars at the average of spot exchange rates (approximately 2.9745) quoted by the Argentine Republic’s Central Bank during the last five available working days ending on July 30th, 2004. As at August 1st, 2004 the resulting amount will be U.S. Dollars twenty eight thousand five hundred and seventy six with 62/100 (US$ 28,576.62).

The first coupon will be paid on February 1st, 2005.

Sincerely

Sincerely,

Santiago Barca

Attorney-in-Fact

Buenos Aires, August 2nd, 2004

Messrs.

Buenos Aires Stock Exchange

Present

Re: Telefónica de Argentina S.A. Corporate Bonds maturing in 2011, $85,000 convertible into U S Dollars as of 8/1/2004 at 10.375. Correction of resulting amount.

Dear Sirs,

In representation of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, I hereby address you in reference to our note on the conversion into U.S. Dollars of Telefónica de Argentina S.A. Corporate Bonds maturing in 2011 filed with the Buenos Aires Stock Exchange on July 30th, 2004.

In this respect we wish to inform that due to an involuntary mistake in paragraph 2 of this note, the phrase that reads “the resulting amount will be U.S. Dollars twenty eight thousand five hundred and seventy six with 62/100 (US$ 28,576.62)” should read “the resulting amount will be U.S. Dollars twenty eight thousand five hundred and seventy six with 23/100 (US$ 28,576.23)”.

We kindly request you to please correct this mistake in our note accordingly.

Sincerely,

Pablo Llauró

Attorney-in-Fact

Buenos Aires, August 2nd, 2004

Messrs.

Buenos Aires Stock Exchange

Present

Re:	Corporate Bonds maturing in 2011,

Pesos 85,000 convertible into U.S. Dollars

as of 8/1/04

Dear Sirs,

In representation of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and pursuant to regulations currently in force, I hereby inform that this Corporation has proceeded to pay the full amount of interests outstanding as at August 2nd, 2004, corresponding to the issuing of the above captioned Corporate Bonds.

Sincerely,

Pablo Llauró

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: August 17, 2004